



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2007
WASH. D.C.
152


07004548

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| SEC FILE NUMBER |
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| 8- 44963 |

AB 3/16

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 AND ENDING DECEMBER 31, 2006

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gardnyr Michael Capital, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Boulevard Park East
(No. and Street)

| Mobile | Alabama | 36609 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pfilip G. Hunt, Jr., President — 251-342-6384
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graham, Cottrill, Jackson & Hostetter, LLP
(Name - if individual state last, first, middle name)

| 110 East Hillcrest Street | Orlando | Florida | 32801 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

## OATH OR AFFIRMATION

I, Pfilip G. Hunt, Jr., swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Gardnyr Michael Capital, Inc. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Nov 17, 2010
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for broker dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GARDNYR MICHAEL CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

## ASSETS

| | |
|---|---|
| ASSETS: | |
| Cash and cash equivalents | $ 1,118,143 |
| Certificate of deposit | 500,000 |
| Commissions receivable | 18,431 |
| Due from stockholder | 2,500 |
| Property and equipment, net | 27,014 |
| Other assets | 5,563 |
| Total assets | $ 1,671,651 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable and accrued expenses | $ 71,039 |
| Note payable | 9,492 |
| Due to stockholder | 1,289 |
| Total liabilities | 81,820 |
| STOCKHOLDERS' EQUITY: | |
| Common stock; $1 par value; 50,000 shares authorized; 2,000 shares issued and outstanding | 2,000 |
| Paid-in capital | 73,527 |
| Retained earnings | 1,514,304 |
| Total stockholders' equity | 1,589,831 |
| Total liabilities and stockholders' equity | $ 1,671,651 |

The Accompanying Notes Are An Integral
Part Of These Financial Statements

# GARDNYR MICHAEL CAPITAL, INC.

STATEMENT OF OPERATIONS
For The Year Ended December 31, 2006

| | |
|---|---|
| REVENUES: | |
| Trading income | $ 9,367 |
| Underwriting income | 2,566,415 |
| Commission income | 2,231,517 |
| Financial and investment advisory fees | 84,428 |
| Miscellaneous income | 59,911 |
| Total revenues | 4,951,638 |
| EXPENSES: | |
| Clearing charges | 50,112 |
| Commissions | 1,910,814 |
| Employee compensation and benefits | 654,079 |
| Interest expense | 853 |
| Professional fees | 850,400 |
| Regulatory dues and assessments | 2,584 |
| Other | 482,452 |
| Total expenses | 3,951,294 |
| INCOME FROM OPERATIONS | 1,000,344 |
| INTEREST INCOME | 16,325 |
| NET INCOME | $ 1,016,669 |

The Accompanying Notes Are An Integral
Part Of These Financial Statements

# GARDNYR MICHAEL CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2006

| | Common Stock | Paid-In Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| BALANCE, January 1, 2006 | $ 2,000 | $73,527 | $ 497,635 | $ 573,162 |
| Net income | — | — | 1,016,669 | 1,016,669 |
| BALANCE, December 31, 2006 | $ 2,000 | $73,527 | $1,514,304 | $ 1,589,831 |

The Accompanying Notes Are An Integral
Part Of These Financial Statements

**GARDNYR MICHAEL CAPITAL, INC.**
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2006

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Cash received from customers | $ 4,933,207 |
| Cash paid for operating expenses | (3,927,680) |
| Interest received | 16,325 |
| Interest paid | (853) |
| Net cash flows from operating activities | 1,020,999 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | |
| Purchase of certificate of deposit | (500,000) |
| Purchases of property and equipment | (9,170) |
| Net cash flows from investing activities | (509,170) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Repayments on note payable | (10,908) |
| Net cash flows from financing activities | (10,908) |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | 500,921 |
| CASH AND CASH EQUIVALENTS – Beginning of year | 617,222 |
| CASH AND CASH EQUIVALENTS – End of year | $ 1,118,143 |
| RECONCILIATION OF NET INCOME TO NET CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 1,016,669 |
| Adjustments to reconcile net income to net cash flows from operating activities: | |
| Depreciation expense | 15,672 |
| Change in receivable from clearing bank | (18,431) |
| Change in other assets | (3,496) |
| Change in accounts payable and accrued expenses | 10,585 |
| Total adjustments | 4,330 |
| NET CASH FLOWS FROM OPERATING ACTIVITIES | $ 1,020,999 |

The Accompanying Notes Are An Integral
Part Of These Financial Statements

## NOTE A – NATURE OF OPERATIONS

Gardnyr Michael Capital, Inc. ("the Company") is an underwriter, financial advisor and broker/dealer in municipal securities, U.S. agency securities, mutual funds, and equity securities. The Company utilizes a clearing bank for the clearance and settlement of transactions. The Company is licensed in Alabama, Florida, Georgia, New York, and North Carolina.

## NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Revenue recognition

Securities transactions (and related commission revenue and expenses, if applicable) are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is complete and the income is reasonably determinable. Financial and investment advisory fees are recorded as the services are performed.

### Advertising costs

Advertising costs are expensed as incurred. Total advertising costs are included in "other" expenses in the accompanying financial statements.

### Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

### Allowance for doubtful accounts

Commissions receivable are stated net of an allowance for doubtful accounts, if any. The Company estimates the allowance for doubtful accounts based on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. Accounts are considered past due when payments of amounts due are not made in accordance with the terms of the deal. Accounts are written off upon management's determination that such amounts are uncollectible.

### Depreciation

Property and equipment is stated at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets.

### Income taxes

Pursuant to Section 1362(a) of the Internal Revenue Code, the Company has elected to be taxed as an S-Corporation, whereby items of income or losses are passed through the corporation to the individual stockholders. Accordingly, no provision for income taxes has been presented in the accompanying financial statements.

### Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Significant estimates used in preparing these financial statements include those used in determining the allowance for doubtful accounts, if any, and the estimated useful lives of property and equipment. Actual results could differ from those estimates.

## NOTE C – CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to cash and cash equivalents.

## NOTE D – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

| Category | |
|---|---|
| Office equipment | $ 77,071 |
| Vehicle | 47,335 |
| Total property and equipment | 124,406 |
| Less: Accumulated depreciation | (97,392) |
| Net property and equipment | $ 27,014 |

Depreciation expense amounted to $15,672 for the year ended December 31, 2006.

## NOTE E – NOTE PAYABLE

Note payable consisted of a note payable to a bank, due in monthly installments of $970, including interest at 4.74%. The note is collateralized by a vehicle and is due October 2007.

Future maturities of the note payable are as follows:

| Year Ending December 31, | |
|---|---|
| 2007 | $ 9,492 |

## NOTE F – OPERATING LEASES

The Company is obligated under a noncancellable operating lease for certain office space that expires in February 2009 and provides for a two-year renewal. The future minimum lease payments due under this lease are as follows:

| Year Ending December 31, | |
|---|---|
| 2007 | $ 16,486 |
| 2008 | $ 13,329 |
| 2009 | $ 2,232 |

Rent expense and related charges for this and other short-term leases amounted to $83,898 for the year ended December 31, 2006.

## NOTE G – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the above rule, not exceed 15 to 1.

At December 31, 2006, the Company had net capital of $1,551,462 which was $1,451,462 in excess of its required net capital of $100,000. The Company's net capital ratio is 0.05 to 1 at December 31, 2006.

**NOTE G – NET CAPITAL REQUIREMENTS (Continued)**

In addition, rule 15c3-1(d) also provides that the ratio of the subordinated liabilities to net capital not exceed 1.43 to 1. There is no computation required under this rule as the Company had no subordinated liabilities at December 31, 2006.

**NOTE H – CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

The Company was not obligated under liabilities subordinated to claims of general creditors at December 31, 2006.

**NOTE I – RELATED PARTY TRANSACTIONS**

The Company leases certain office space under an operating lease from Hawk, LLC, a limited liability company, of which one of the stockholders is a member. During the year ended December 31, 2006, the Company paid $22,620 in lease payments to Hawk, LLC.

The Company also pays certain common office expenses, such as copier and other common use charges, associated with the above lease to GNK, LLC, a limited liability company, of which one of the stockholders is a member. During the year ended December 31, 2006, the Company paid $9,100 to GNK, LLC.

**NOTE J – ADVERTISING COSTS**

Total advertising expenses included in "other" expenses in the accompanying statement of operations amounted to $29,828 for the year ended December 31, 2006.

## GARDNYR MICHAEL CAPITAL, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2006

| | |
|---|---|
| NET CAPITAL: | |
| Total stockholders' equity | $ 1,589,831 |
| Less: Stockholders' equity not allowable for net capital | — |
| Total stockholders' equity qualified for net capital | 1,589,831 |
| Add: Allowable liabilities subordinated to claims of general creditors in computation of net capital | — |
| Total capital and allowable subordinated liabilities | 1,589,831 |
| Less: Total non-allowable assets | (35,077) |
| Net capital before haircuts on securities positions | 1,554,754 |
| Haircuts on securities positions (computed, where applicable, pursuant to rule 15c3-1) | (3,292) |
| Net capital | $ 1,551,462 |
| AGGREGATE INDEBTEDNESS | $ 81,820 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | |
| Minimum net capital required | $ 100,000 |
| Excess net capital at 1,500% | $ 1,451,462 |
| Excess net capital at 1,000% | $ 1,543,280 |
| Ratio: Aggregate indebtedness to net capital | 5.27% |

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4):

| | |
|---|---|
| Net capital, as reported in Company's Part II (Unaudited) FOCUS report | $ 1,550,677 |
| Net audit adjustments | 785 |
| Net capital per above | $ 1,551,462 |

**GARDNYR MICHAEL CAPITAL, INC.**
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2006

The Company is exempt from the reserve requirements under Rule 15c3-3 as of December 31, 2006, since the Company is in compliance with the exemptive provisions of rule 15c3-3(k)(2)(i), including depositing any customer funds directly into a special bank account for the exclusive benefit of customers.

# GARDNYR MICHAEL CAPITAL, INC.

SCHEDULE III - POSSESSION OR CONTROL REQUIREMENTS PURSUANT
TO RULE 15c3-3
December 31, 2006

The Company is in compliance with the conditions of exemption of the possession and control requirements set forth in rule 15c3-3 at December 31, 2006. The Company did not hold any position with respect to fully-paid or excess margin securities as specified by the above referenced rule.

GRAHAM, COTTRILL, JACKSON & HOSTETTER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
110 EAST HILLCREST STREET
ORLANDO, FLORIDA 32801

(407) 843-1681
(800) 342-2720
FACSIMILE (407) 423-3156
www.gccpa.com

The Board of Directors
Gardnyr Michael Capital, Inc.
Mobile, Alabama

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Gardnyr Michael Capital, Inc. ("the Company") for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("the SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses under standards established by the American Institute of Certified Public Accountants. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent and detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5 (Continued)

misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control. However, we noted no deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives as noted above.

This report is intended solely for the information and use of the Board of Directors, the Company's management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be distributed to any other parties or used for any other purposes.

Graham Cottrill Jackson & Hostetter, LLP

GRAHAM, COTTRILL, JACKSON & HOSTETTER, LLP

February 23, 2007

END